Exhibit 99.2	FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Central GoldTrust ("GoldTrust")
55 Broadleaf Crescent
Ancaster, Ontario, L9G 3P2

Item 2.	Date of Material Change

July 31, 2015

Item 3.	News Release

A news release disclosing the nature and substance of the material change was disseminated via Marketwire on August 3, 2015 and subsequently filed under GoldTrust’s profile on SEDAR at www.sedar.com. A copy of the news release is attached hereto as Schedule “A”.

Item 4.	Summary of Material Change

On July 31, 2015, the Ontario Superior Court of Justice (Commercial List) (the “Court”) issued its decision in connection with the application commenced by GoldTrust and Silver Bullion Trust against Sprott Asset Management Gold Bid LP, Sprott Asset Management Silver Bid LP, Sprott Asset Management LP, Sprott Physical Gold Trust and Sprott Physical Silver Trust (collectively, “Sprott”).

In its decision, the Court agreed with GoldTrust that Sprott's May 27, 2015 hostile take-over bid for Units of GoldTrust (the “Sprott Offer”) deprives GoldTrust Unitholders of their statutory take-over bid withdrawal rights. The Court also found that the Powers of Attorney that tendering Unitholders are required to grant to Sprott pursuant to the Letters of Transmittal under the Sprott Offer were so broad that they went beyond approving the Merger Transaction and the redemption of the Units, and in doing so contravened the Securities Act (Ontario). The Court ordered that Sprott must remedy these defects before the Sprott Offer can proceed.

The Court also held that the previously announced amendments to GoldTrust's Declaration of Trust concerning the enhanced 95% cash redemption feature and the preservation of the 90% compulsory acquisition threshold were invalid. Accordingly, the amendments are currently of no force and effect.

Finally, the Court determined that it did not need to address other allegations made by Sprott and dismissed other complaints by GoldTrust about the legality of the Sprott Offer.

Item 5.	Full Description of Material Change

(a) Full Description of Material Change

For a full description of the material change, please see Schedule "A" attached hereto.

(b) Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

No information has been omitted from this report on the basis that it is confidential information.

Item 8.	Executive Officer

For further information, please contact:

J.C. Stefan Spicer, President and Chief Executive Officer

Telephone: (905) 304-4653

Facsimile: (905) 648-4196

E-mail: info@gold-trust.com

Item 9.	Date of Report

August 10, 2015.

Schedule A

(see attached)